ROYCE FOCUS TRUST, INC.

At the 2014 Annual Meeting of Stockholders held on September 24, 2014, the Fund's stockholders elected two Directors, consisting of:

	Votes For	Votes Withheld
Patricia W. Chadwick	17,401,762	195,798
Richard M. Galkin	17,394,783	202,776